Exhibit 99.1

News release

Cenovus Energy provides update on Downstream operations

Calgary, Alberta (January 8, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is providing an update on its Downstream Downstream operations following recent extreme winter storms and severe cold temperatures at the company’s U.S. and Canadian refining operations, coupled with unplanned operational challenges and third-party pipeline outages, which impacted refinery throughput and operational availability. Cenovus’s priority remains the safety of its people and the reliability and integrity of its operations.

The Lloydminster Refinery has continued to run well through December and into January. However, the company’s refineries in the U.S. and the Lloydminster Upgrader experienced various degrees of unplanned operational issues, weather-related impacts and third-party pipeline outages. As a result, downstream throughput was significantly reduced in December. Cenovus now expects Q4 2022 downstream throughput in the ranges set out below.

The Lima Refinery is now operating at full rates. The Lloydminster Upgrader and Borger Refinery are each expected to return to full rates by about the middle of January. The Wood River Refinery, currently operating at approximately 65% capacity, is expected to continue to increase rates through the first quarter. As a result of these impacts, Q1 2023 downstream refinery throughput will be lower than anticipated.

If necessary, Cenovus will provide an update to its 2023 Corporate Guidance in February when its 2022 fourth-quarter and full-year results are announced.

Advisory
Forward-looking Information
This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “continue”, “estimate”, “expect”, “priority”, and “will” or similar expressions, including, but not limited to, statements about: safety and the reliability and integrity of operations; downstream throughput; rates of production at facilities and the timing thereof; and updating 2023 Corporate Guidance.

Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. This forward-looking information is current only as of the date indicated above. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, including those assumptions stated and inherent in Cenovus’s 2023 Corporate Guidance available on cenovus.com, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking information is contained under “Risk Management and Risk Factors” in Cenovus’s annual Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021 as supplemented by updates in our most recent quarterly MD&A, each of which is available sedar.com, on EDGAR at sec.gov and at cenovus.com.
Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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